FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Call notice of extraordinary general shareholders’ meeting of Cosan S.A. Indústria e Comércio, a subsidiary of the Registrant.

2.	Minutes of the board of directors meeting of Cosan S.A. Indústria e Comércio, a subsidiary of the Registrant, held on November 19, 2007.

Item 1.

FREE TRANSLATION

COSAN S.A. INDÚSTRIA E COMÉRCIO

CNPJ No. 50.746.577/0001-15

NIRE No. 35300177045
PUBLICLY HELD COMPANY

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

I – Date, Time and Place:

The shareholders are hereby invited to attend the Extraordinary General Meeting of Cosan S.A. Indústria e Comércio (the “Company”), which shall take place on December 5, 2007, at 11, at the Company’s headquarters in the Cosan Administrative Building, in Bairro Costa Pinto, s/nº, in the municipality of Piracicaba, state of São Paulo, in order to decide on the matters included on the Agenda:

II – Agenda:

(a) Capital Increase by Private Subscription: amendment of Article 5 of the Bylaws in order to permit the increase of the Company’s share capital in the amount of R$ 1,736,700,000.00 (one billion, seven hundred and thirty-six million, seven hundred thousand reais), bringing it to R$ 2,922,467,328.00 (two billion, nine hundred and twenty-two million, four hundred and sixty-seven thousand, three hundred and twenty-eight reais), by issuance and subscription of 82,700,000 (eighty-two million, seven hundred thousand) common nominative book-entry shares, without par value, at an issue price of R$ 21.00 (twenty-one reais) per share, in accordance with the proposal of the Board of Directors, whose justification and objective follows below in summarized form;

(b) Increase in the Authorized Capital Limit: to amend Article 6 of the Bylaws to raise the Company’s authorized capital limit to R$ 10,000,000,000.00 (ten billion reais); and

(c) Commitment to Offer Commercial Opportunities: consideration of the “Commitment to Offer Commercial Opportunities” to be entered into between the Company and its direct controlling shareholder, Cosan Limited, which will govern the terms and conditions by which the international commercial opportunities developed by Cosan Limited may be offered for exploitation by the Company. This agreement will only be approved if it is considered favorably by shareholders owning Free Float Shares, as defined in the Novo Mercado Regulations, representing at least one-half plus one share of the Free Float Shares present at the meeting;

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III – Considerations regarding matters included in the Agenda:

(a)           Capital Increase by Private Subscription:

The proposed capital increase aims to permit the contribution to the Company’s capital of a portion of the resources necessary to develop projects indicated in the allocation of the funds raised by our direct controlling shareholder Cosan Limited in the ambit of the Global Initial Public Offering of Shares and BDRs, in a total of R$2,023.1 million, without considering the option for additional shares, exercised on 11,678,000 Class A Shares issued by Cosan Limited, specifically:

(i)	Greenfield Project, in the state of Goiás, as announced by the Company on April 12, 2007;

(ii)	expansion of the existing installations;

(iii)	co-generation of electricity; and

(iv)	agricultural mechanization.

The Company’s management believes that this funding will assure the necessary financial flexibility to carry out the capital expenditure programs already announced, as well as future initiatives seeking to expand the Company’s activities

The issue price of the new common shares was determined based on the criterion of the trading price of the shares on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A.) (“BOVESPA”), as a consequence of their high trading turnover (CSAN3 is part of the IBOVESPA (1.815% of the index, as per assessment disclosed by Bovespa for the opening of the day on 19.11.2007), the IbrX-50 (0.285% of the index, as per assessment disclosed by Bovespa for the opening of the day on 19.11.2007) and IbrX (0.253% of the index, as per assessment disclosed by Bovespa for the opening of the day on 19.11.2007) for the current period (September to December 2007), under the terms of Article 170, paragraph 1, numeral III, of Law 6404 of December 15, 1976, as amended, and CVM Orientation Opinion (Parecer de Orientação) no. 1 of September 27, 1978, adjusted by an underprice because of market conditions, considering the recent increase in volatility of the share price of Cosan S.A. and of the Brazilian stock market as a whole, represented by the IBOVESPA index, as well as in line with the objective to stimulate the adhesion of part of the minority shareholders and provide conditions for formation of the price of the subscription right. We report that the book value of the Company’s shares was R$ 8.63 (eight reais and sixty-three centavos) per share for the financial year ended on April 30, 2007, and R$ 8.71 (eight reais and seventy-one centavos) per share for the quarter ended on July 31, 2007. The issue price represents:(i) a discount of approximately 14% (fourteen percent) on the closing price on November 14, 2007; (ii) a discount of approximately 10% (ten percent) on the average price, weighted by trading volume, of the closing prices of the shares in the past 5 (five) BOVESPA trading sessions, as of November 8 2007; (iii) a discount of approximately 16% (sixteen percent) on the average price, weighted by trading volume, of the closing prices of the shares in the past 60 (sixty) BOVESPA trading sessions, as of August 23, 2007; and (iv) a discount of approximately 1% (one percent) on the lowest closing price of the shares in the past 60 (sixty) BOVESPA trading sessions

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(b) Increase of the Company’s Authorized Capital Limit: results from the need to adjust the previous limit to the Company’s size and the capitalization needs of the sector in which it operates.

(c) Commitment to Offer Commercial Opportunities:

The proposal to execute an agreement regulating the offer made by Cosan Limited to the Company, of international commercial opportunities that may arise for Cosan Limited, resulted from the initiative of the indirect controlling shareholder of both, Rubens Ometto Silveira Mello.

Such initiative aims at allowing the Company to participate, according to the conditions set forth in the Commitment, in the international opportunities that arise for Cosan Limited. In the opinion of the indirect controlling shareholder, the execution of the Commitment results from the intention of providing greater transparency to the relationship between both companies, as well as the effort to address concerns about possible conflicts of interest or of competition between the companies. Although the exploitation of international opportunities has never been a strategy of the Company, there is the belief that its position in the international scenario enabled by the creation of Cosan Limited has set the stage for this shift in focus of Cosan S.A., and this participation becomes, by the terms of the Commitment, subject to the sovereign will of the shareholders detaining Free Float Shares.

In this respect, the draft of the Commitment is being submitted for the consideration of the Company’s minority shareholders, it already having been approved by the applicable bodies of Cosan Limited, reaffirming the commitment of the Company, its management and its indirect controlling shareholder to the best corporate governance practices.

IV – General Provisions of the General Meeting:

(a) In order to take part in and vote at the General Meeting, shareholders must prove their standing as such by presenting, at the Company’s headquarters at least 2 (two) days before the date of the General Meeting, an identity document and confirmation, issued by the depositary institution, in the original or a copy sent by facsimile – fax no. (19) 3403-2030. The shareholders represented by proxies must present the attorneys-in-fact within the same term and in the same fashion as mentioned above. The document originals, or their copies, do not need authentication and notarization of signature and must be presented to the Company on or before the opening of the work of the aforementioned General Meeting;

(b) The draft of the Commitment mentioned in item (c) of the Agenda is at the Company’s headquarters.

Piracicaba (SP), November, 19, 2007.

RUBENS OMETTO SILVEIRA MELLO

Chairman of the Board of Directors

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Item 2.

FREE TRANSLATION

COSAN S.A. INDÚSTRIA E COMÉRCIO

C.N.P.J. NO. 50.746.577/0001-15
N.I.R.E. 35.300.177.045

Minutes of the Board of Directors Meeting,
Held on November 19, 2007

1.           Date, Time and Place: November 19, 2007, at 11:00 a.m., at the administrative office of the Company at Avenida Juscelino Kubitschek, 1726, 6th Floor, in the city and state of São Paulo.

2.           Attendance: All the members of the Company’s Board of Directors were present, Messrs. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard Cordes, Hélio Nicoletti, Marcus Vinícius Pratini de Moraes, Marcelo Portela, Serge Varsano (by proxy granted to Paulo Sérgio de Oliveira Diniz), and Paulo Sérgio de Oliveira Diniz, members of the Board of Directors. The members of the Oversight Board were also present: Messrs. Luiz Recchia, João Ricardo Ducatti and Ademir José Scarpin.  All the members participated in the meeting by conference call, as permitted by Art. 20, § 2, of the Company’s Bylaws.

3.           Summons: By electronic mail, dated November 8, 2007.

4.           Chair: President: Rubens Ometto Silveira Mello, Secretary Paulo Sérgio de Oliveira Diniz.

5.           Agenda: The chairperson clarified that the purpose of the present meeting is to deliberate on the following agenda: (I) an increase of the share capital, by issuing new common shares, without par value, as part of the Company’s Share Purchase Option Plan, as a result the exercise of that option by the eligible executives, with the consequent increase of the capital stock within the authorized capital limit; (II) a proposal to increase the share capital by issuing new common nominative book-entry shares, without par value, , for private subscription, and the respective justification; (III) a proposal to increase the limit of Company’s authorized share capital; (IV) a proposal to execute a “Commitment to Offer Commercial Opportunities” between Cosan S.A. and Cosan Limited (the “Commitment”); (V) approval to summon an extraordinary general meeting, with the presence of the members of the Oversight Board, to decide on the matters proposed; and (VI) other subjects of interest to the Company.

6.           Resolutions unanimously approved, without restrictions: Upon opening the meeting, after discussion of the matters, the members of the Board of Directors decided unanimously and without restrictions:

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I.    to increase the capital through issuance of 922,947 new common shares, without par value, as part of the Company’s Share Purchase Option Program, because of the exercise of that option by the eligible executives of the Company, with the issue price of R$6.11 per common share, established in accordance of the Share Purchase Option Program. The increase of the capital stock is hereby approved without a preferential right in the subscription of the new shares, in accordance to art.171, 3rd paragraph of the Brazilian Corporation Law (Law No. 6,404/76). Due to the increase of the capital stock hereby approved,, with the consequent increase of the capital stock of R$1,192,691,905.70 turns R$ 1,198,331,111.87, within the authorized capital limit, as per Article 6 of the Company’s Bylaws, with the number of common shares representative of the total capital stock of the Company turning from 188,886,360 to 189,809,307. It is hereby noted that all issued aforementioned common shares were subscribed by the eligible executives of the Company, who exercised their option to purchase the respective shares, and were paid up, also on this date, in the national currency, as per the Share Purchase Option Program, in the form of the respective subscription list, filed at the Company’s headquarters;

II.    to submit to the Company’s general shareholders’ meeting a proposal to increase the capital by R$1,736,700,000.00 (one billion, seven hundred thirty-six million, seven hundred thousand reais), with the following characteristics: (a) Objective and Justification: to permit the contribution to the Company’s capital of a portion of the resources necessary to develop projects indicated in the allocation of the funds raised by our direct controlling shareholder Cosan Limited in the ambit of the Global Initial Public Offering of Shares and BDRs, in a total of R$2,023.1 million, without considering the option for additional shares, exercised on 11,678,000 Class A Shares issued by Cosan Limited, specifically: (i) Greenfield project, in the state of Goiás, as announced by the Company on April 12, 2007; (ii) expansion of the existing installations; (iii) co-generation of electricity; and (iv) agricultural mechanization. The Company’s management believes that this funding will assure the necessary financial flexibility to carry out the capital expenditure programs already announced, as well as future initiatives seeking to expand the Company’s activities; (b) Number of Shares and Issue Price: 82,700,000 (eighty-two million, seven hundred thousand) shares, at an issue price of R$ 21.00 (twenty-one reais) each; (c) Justification for the Issue Price: The issue price of the new common shares was determined based on the criterion of the trading price of the shares on the Bolsa de Valores de São Paulo S.A. (“BOVESPA”), as a consequence of their high trading turnover (CSAN3 is part of the IBOVESPA (1.815% of the index, as per assessment disclosed by Bovespa for the opening of the day on 19.11.2007), the IbrX-50 (0.285% of the index, as per assessment disclosed by Bovespa for the opening of the day on 19.11.2007) and IbrX (0.253% of the index, as per assessment disclosed by Bovespa for the opening of the day on 19.11.2007) for the current period (September to December 2007), under the terms of Article 170, paragraph 1, numeral III, of Law 6404 of December 15, 1976, as amended, and CVM Orientation Opinion no. 1 of September 27, 1978, adjusted by an underprice because of market conditions, considering the recent increase in volatility of the price the shares issued by Cosan S.A. and of the Brazilian stock market as a whole, reflected in the IBOVESPA, as well as the

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objective to stimulate the adhesion of part of the minority shareholders to the capital increase and provide conditions for formation of the price of the subscription right. We report that the book value of the Company’s shares was R$ 8.63 (eight reais and sixty-three centavos) per share for the financial year ended on April 30, 2007, and R$ 8.71 (eight reais and seventy-one centavos) per share for the quarter ended on July 31, 2007. The issue price represents:(i) a discount of approximately 14% (fourteen percent) on the closing price of the shares on November 14, 2007; (ii) a discount of approximately 10% (ten percent) on the average price, weighted by trading volume, of the closing prices of the shares in the past 5 (five) BOVESPA trading sessions, as of November 8 2007; (iii) a discount of approximately 16% (sixteen percent) on the average price, weighted by trading volume, of the closing prices of the shares in the past 60 (sixty) BOVESPA trading sessions, as of August 23, 2007; and (iv) a discount of approximately 1% (one percent) on the lowest closing price of the shares in the past 60 (sixty) BOVESPA trading sessions; (d) Right of First Refusal of Current Shareholders: because it is a capital increase by private subscription, the holders of the Company’s common shares will have a preferential right to subscribe the capital increase, in proportion to the number of shares they detain at the time of the general meeting that decides on the referred increase, for a period of 30 (thirty) days as of publication of the notice to shareholders announcing the operation; (e) Dividends on the New Shares: the shares issued, after ratification of the respective capital increase by the Board of Directors, within the limits of the Company’s authorized capital, will be entitled to receive fully any dividends that may be declared by the Company as of their subscription date, referring to the period starting on May 1, 2007, and all the other benefits that are conferred to the other holders of common shares issued by the Company as of then, in equal conditions with the other shares issued by the Company; (f) Form of Payment: payment will be in cash, in Brazilian currency, in the act of subscription; (g) Trading of Subscription Rights and Reservation of Remainders: the rights to subscribe the new shares and the reservation of remainders will be permitted, according to the terms contained in the notice to shareholders of the operation, and the direct controlling shareholder Cosan Limited will express its intention to subscribe all the remainders; and (h)  Ratification: after the effective paying up of the shares subscribed in the capital increase submitted to the approval of the general meeting, a new meeting of the Board of Directors must be called to ratify the capital increase.

III.    to decide on the proposal to increase the Company’s authorized capital limit to R$10,000,000,000.00 (ten billion reais) and the corresponding amendment of Article 6 of the Company’s Bylaws, considering the need to adjust the previous limit to the Company’s size and the capitalization needs of the sector in which it operates;

IV.   to decide on the proposal to execute a “Commitment to Offer Commercial Opportunities” between Cosan S.A. and Cosan Limited (the “Commitment”), under the terms of the document attached hereto, submitted to consideration by Cosan Limited, with the intervention of our indirect controlling shareholder, Mr. Rubens Ometto Silveira Mello, which will govern the terms and conditions by which the commercial opportunities developed by Cosan Limited may be offered to the Company for exploitation. The execution of the Commitment resulted from the

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initiative of the indirect controlling shareholder of the Company and of Cosan Limited, and seeks to permit the Company to participate, according to the conditions set forth in the Commitment, in the international opportunities that arise for Cosan Limited. In the opinion of the indirect controlling shareholder, the execution of the Commitment results from the intention of providing greater transparency to the relationship between both companies, as well as the effort to address concerns about possible conflicts of interest or of competition between the companies. Although the exploitation of international opportunities has never been a strategy of the Company, there is the belief that its position in the international scenario enabled by the creation of Cosan Limited has set the stage for this shift in focus of Cosan S.A., and this participation becomes, by the terms of the Commitment, subject to the sovereign will of the shareholders detaining Free Float Shares.

V.    to decide on calling an extraordinary general meeting, with the presence of the members of the Oversight Board, to decide on the proposed matters, with stipulation that item IV, namely the consideration by the shareholders of the “Commitment to Offer Commercial Opportunities”, to be executed between the Company and its direct controlling shareholder Cosan Limited, will only be approved by the general meeting if it is approved by shareholders detaining Free Float Shares, as defined in the Novo Mercado Regulations, representing at least one-half of such shares present at the meeting.

6.           Adjournment:    There being no further business to conduct, the Chairperson adjourned the meeting, from which the present minutes were written up, which after being read and found in conformity, were signed by all those present. São Paulo, November 19, 2007. Rubens Ometto Silveira Mello, Chariman of the Board of Directors; Pedro Isamu Mizutani,  Vice-Chairman of the Board of Directors; Burkhard Cordes, Hélio Nicoletti, Marcus Vinícius Pratini de Moraes, Marcelo Portela, Serge Varsano and Paulo Sérgio de Oliveira Diniz, members of the Board of Directors, and Luiz Recchia, João Ricardo Ducatti e Ademir José Scarpin, members of the Oversight Board.

Checks against the original, written in the specific book.

Paulo Sérgio de Oliveira Diniz
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 19, 2007	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer